Form 10-K, Exhibit 13
period 1993-12-31
BORDEN INC
filed 1994-03-31
CIK 13239

1993 FINANCIAL REVIEW

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

In December 1993 the Company recorded a pretax charge of $752.3 million to provide for a business divestiture and restructuring program. The program involves the divestment of North American snacks, seafood, jams and jellies, and other businesses not specified for competitive reasons, for which a pretax charge of $637.4 million, $490.0 million after tax, was recorded for estimated losses on disposal. The businesses to be divested had 1993 net sales of $1.194 billion, or 17.8% of total 1993 sales. The program also involves an organizational restructuring designed to achieve cost reductions for which a pretax charge of $114.9 million was recorded. See the Restructuring Charges section below for further discussion.

     These actions were considered necessary as a result of continued declines in operating results of the discontinued operations and the need to reduce the Company's overhead in light of the downsizing.

     The operating results for the businesses being divested and the estimated losses on disposal have been segregated and reported net of tax as discontinued operations for all three years presented in the Consolidated Statements of Income.

     The Company anticipates that the sale of these businesses will be completed by the end of 1994. Proceeds from the sale of the operations will be used primarily to reduce debt.

     The 1993 divestment and restructuring program, which is being implemented by a largely new management team, is intended to reverse the deterioration in the Company's operating performance during recent years. Management anticipates that the divestment portion of the program will favorably impact overall 1994 and subsequent results by the elimination of losses from discontinued operations and, to a lesser extent, due to cost reductions from the restructuring portion of the program. Although there can be no assurance as to the final results of the restructuring program, 1994 results from continuing operations are expected to improve over 1993, after a marginally profitable first quarter. The success of the restructuring program will require the completion of many steps, including achieving multiple divestments at anticipated prices, reducing costs throughout the Company, and reversing the poor sales and income performance of domestic dairy and pasta. Based on early 1994 results, the franchises and cost positions of our dairy and pasta businesses appear to be strengthening. However, the economic improvement from these businesses has been less than previously anticipated.

     Net assets of $222.2 million related to the discontinued operations have been segregated in the December 31, 1993 Consolidated Balance Sheet. This amount consists primarily of working capital, property, plant and equipment, and intangibles, net of the estimated losses on disposal.

     Also in fourth quarter 1993, the Company recorded a pretax charge of $94.1 million for asset writedowns and changes in accounting estimates primarily relating to the cost of consumer and trade promotions. In addition, fourth quarter 1993 results include a pretax gain of $14.8 million on the sale of a European packaging operation. The charge is recorded in cost of goods sold and in marketing, general and administrative expenses in the Consolidated Statement of Income, while the gain on the sale is included in other income.

     In 1993 the Company adopted Statement of Financial Accounting Standard
(SFAS) No. 112, "Employers' Accounting for Postemployment Benefits," retroactive to January 1, 1993. The cumulative effect of the accounting change reduced first quarter and 1993 net income by $18.0 million, or $.13 per share. First quarter operating results have been restated for the cumulative effect of the change. The accounting change had no significant effect on 1993 income before cumulative effect of accounting changes.

     As a result of the charges and the effect of the accounting changes, the Company reported a restated 1993 net loss of $630.7 million, or $4.47 per share, compared to a restated 1992 net loss of $364.4 million, or $2.54 per share. The 1992 results include a restated pretax restructuring charge of $377.2 million to cover costs of a companywide restructuring program.

     During 1992 the Company adopted SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" and No. 109 "Accounting for Income Taxes." These accounting changes reduced 1992 net income before the cumulative effect of accounting changes by $8.1 million, or $.06 per share. The cumulative effect of the accounting changes as of January 1, 1992 reduced 1992 net income by $229.0 million, or $1.60 per share.

     Net income for 1991 was $294.9 million, or $2.00 per share, and included a restructuring charge of $71.6 million, $44.0 million after tax, or $.30 per share.

RESTATEMENT AND RECLASSIFICATION

Following communications with the Securities and Exchange Commission concerning the 1992 restructuring charge, the Company has reclassified and restated $264.8 million of the 1992 restructuring charge. Of this amount, $145.5 million was reclassified from restructuring into operating expense in the 1992 financial statements and had no effect on the net 1992 results of operations. The reclassification included marketing, environmental and litigation accruals and asset writeoffs. The remaining $119.3 million was reversed to 1992 income. It included $59.8 million of business integration, marketing and data system reorganization costs which were recorded as 1993 expenses and $59.5 million of 1992 restructuring programs that have been cancelled.

     In connection with the 1992 restatement, a loss of $17.2 million, $10.8 million after tax, relating to debt retirement costs was reclassified out of restructuring and presented as an extraordinary item.

     As a result of the restatement the 1993 net loss increased $37.1 million, or $0.26 per share, and the 1992 net loss decreased $75.2 million, or $0.53 per share, $86.0 million, or $0.60 per share, before extraordinary item, as compared to the originally reported results. Shareholders' equity increased by $38.1 million and $75.2 million at December 31, 1993 and 1992, respectively.

RESTRUCTURING CHARGES

Following is a schedule of restructuring reserve balances at the end of the last three years by major component and the amounts charged to income:

                                                      Balances at December 31,
                                      Charge to     -----------------------------
(In millions)                          Income        1993        1992        1991
- ---------------------------------------------------------------------------------
1993 RESTRUCTURING:
     Business
       Re-engineering   . . . . .      $ 90.6      $ 89.0
     Business Divestitures  . . .        16.3        16.3
     Closure and
       Consolidation  . . . . . .         8.0         8.0
                                       ------      ------      ------      ------
                                        114.9       113.3         0.0         0.0
                                       ------      ------      ------      ------

1992 RESTRUCTURING:
     Business
       Re-engineering   . . . . .        46.4         6.8      $ 44.1
     Business Divestitures  . . .       161.5        11.8        71.7
     Closure and
       Consolidation  . . . . . .       169.3        14.0        73.6
                                       ------      ------      ------      ------
                                        377.2        32.6       189.4         0.0
                                       ------      ------      ------      ------

1991 RESTRUCTURING:
     Business
       Re-engineering   . . . . .        27.8                              $ 14.0
     Closure and
       Consolidation  . . . . . .        43.8                                11.0
                                       ------      ------      ------      ------
                                         71.6         0.0         0.0        25.0
                                       ------      ------      ------      ------
     Total Reserves   . . . . . .      $563.7      $145.9      $189.4      $ 25.0
                                       ======      ======      ======      ======
- ---------------------------------------------------------------------------------



     The 1993 restructuring charge of $114.9 million consists of three parts. The business re-engineering is primarily $76.5 million of severance and other personnel costs relating to the reduction of approximately 1,800 employees as a result of an administrative downsizing. Additionally, it includes $14.1 million to reorganize dairy operations by closing certain administrative centers and writing off certain assets. Business divestitures represents an increase in the estimated costs to divest an international operation which was provided for in the 1992 restructuring reserve. The change in estimate for this divestiture is primarily related to the additional time required to dispose of the operation which is now expected to occur in mid-1994 and recent unfavorable exchange rates. Closure and consolidation costs of $8.0 million were provided for the expected loss on divestiture of a small operation.

     The 1992 restructuring charge of $377.2 million, includes $79.4 million related to discontinued operations which is included in the loss from discontinued opera-tions in the Consolidated Statements of Income. The charge includes changes in estimates of $19.8 million for idle property and workers' compensation costs associated with locations closed in the 1989 and 1991 restructuring reserves. The 1992 reserve has a balance of $32.6 million at December 31, 1993. The $6.8 million reserve balance for business re-engineering costs represents relocation costs for personnel, while the charges of $37.3 million in 1993 were comprised of data system write-offs, personnel relocation costs, packaging write-offs and packaging standardization. The business divestitures balance of $11.8 million is related to final costs associated with the divestitures of Deran, Laura Scudder's, Southwest Snacks and an international operation. Business divestiture charges of $59.9 million in 1993 primarily related to these divestitures and to the operating losses of an international operation which is being sold as part of the 1992 restructuring program and is expected to be sold in 1994. The $14.0 million balance for closures and consolidations relates to several facilities which are in the process of being closed. The 1993 charges totaled $59.6 million and relate to closures of individual facilities, carrying costs of property held for sale and workers' compensation claims for closed facilities. All of the 1992 restructuring charges will be completed during 1994.

     The 1991 restructuring charge of $71.6 million, of which $4.4 million relates to discontinued operations, had a balance of $25.0 million at December 31, 1991. This program, which was completed in 1992, covered business reorganization costs, as well as severance, relocation and other employee-related expenses.

     Cash spending in 1993 relating to the 1993 and 1992 restructuring programs was $62.4 million. The 1993 pretax income benefit from the 1992 restructuring approximated the amount of spending. Cash spending in 1993 of $10.8 million related to discontinued operations and will produce no future income benefits. Of the remaining $113.3 million 1993 reserve, $98.3 million represents cash charges, the majority of which are expected to be incurred in 1994. Personnel and related costs are expected to be reduced in excess of $75.0 million annually beginning in late 1994 because of the employee terminations from the 1993 and 1992 restructuring programs. There are no significant offsetting expenses to these savings.

RESULTS OF CONTINUING OPERATIONS

A three year comparison of division sales and operating income is presented on page 21.

     Net sales in 1993 decreased 6.2% to $5.506 billion from $5.872 billion in 1992. Net sales in 1992 decreased 0.9% from $5.924 billion in 1991.

     The 1991-1993 restructuring charges are allocated by division as follows:

(In millions)                                1993         1992        1991
- --------------------------------------------------------------------------
North American Foods  . . . . . . .       $  22.1      $ 161.5      $ 29.8
International Foods . . . . . . . .          16.3         54.2        18.9
Packaging and Industrial Products .                       55.0        12.5
                                          -------      -------      ------
                                             38.4        270.7        61.2
Not allocable to divisions  . . . .          76.5         27.1         6.0
                                          -------      -------      ------
                                            114.9        297.8        67.2
Income tax effect . . . . . . . . .          37.5         65.0        26.0
                                          -------      -------      ------
Charges, net of tax . . . . . . . .         $77.4      $ 232.8      $ 41.2
                                          =======      =======      ======
- --------------------------------------------------------------------------


     The loss from continuing operations was $56.9 million in 1993 and $38.7 million in 1992, versus income of $279.9 million in 1991. Excluding the charges, income from continuing operations was $20.5 million, $194.1 million and $321.1 million in 1993, 1992 and 1991, respectively.

     Division operating income included pretax restructuring charges of $38.4 million, $270.7 million and $61.2 million in 1993, 1992 and 1991, respectively. 1993 division operating income decreased 17.0% to $194.3 million from $234.0 million in 1992, while 1992 decreased 61.9% from $614.7 million in 1991. Excluding the charges, 1993 operating results decreased 53.9% and 1992 results decreased 25.3% from the respective prior years.

     A significant portion of the Company's operating income is generated by foreign operations and can be affected by currency fluctuations. Most of this exposure is attributable to the translation of income generated by these foreign operations in their functional currency; functional currency operating results are not hedged. When appropriate, the Company will hedge cash flow transaction exposures, including hedging of cash flows related to exports or imports denominated in currencies different from the functional currency of the operating unit.

     The effect of changes in foreign currency exchange rates adversely impacted sales and division operating income in 1993 compared to 1992. Had exchange rates remained unchanged from the prior year, sales and operating income in 1993 would have been approximately $140 million and $30 million higher, respectively. The effect of changes in foreign currency exchange rates was not significant when comparing 1992 to 1991 results.

                                                                    BORDEN, INC.

THREE YEAR COMPARISON OF DIVISION SALES AND OPERATING INCOME

                                       Year Ended
(Dollars in millions)                December 31,          1993                   1992                    1991
- --------------------------------------------------------------------------------------------------------------------
DIVISION SALES
North American Foods  . . . . . . . . . . . . .        $2,671.5     48%       $3,039.0     52%       $3,085.9     52%
International Foods . . . . . . . . . . . . . .           930.4     17           951.9     16           967.0     16
Packaging and Industrial Products . . . . . . .         1,904.4     35         1,880.8     32         1,871.2     32
                                                       --------    ---        --------    ---        --------    ---
    Total . . . . . . . . . . . . . . . . . . .        $5,506.3    100%       $5,871.7    100%       $5,924.1    100%
                                                       ========    ===        ========    ===        ========    ===
DIVISION OPERATING INCOME (LOSS)
North American Foods  . . . . . . . . . . . . .        $  (24.4)   (12)%      $   49.8     21%       $  337.3     55%
International Foods . . . . . . . . . . . . . .            51.0     26            41.8     18            90.5     15
Packaging and Industrial Products . . . . . . .           167.7     86           142.4     61           186.9     30
                                                       --------    ---        --------    ---        --------    ---
    Total . . . . . . . . . . . . . . . . . . .           194.3    100%          234.0    100%          614.7    100%
                                                                   ===                    ===                    ===
Discontinued operations, net of tax . . . . . .          (555.8)                 (85.9)                  15.0
Other income and expense not allocable to
    divisions and income taxes  . . . . . . . .          (269.2)                (512.5)                (334.8)
                                                       --------               --------               --------

      Net income (loss) . . . . . . . . . . . .        $ (630.7)              $ (364.4)              $  294.9
                                                       ========               ========               ========
- --------------------------------------------------------------------------------------------------------------------

See Management's Discussion and Analysis--Results of Continuing Operations for restructuring charges included in division operating income.

     During 1993 the Company was reorganized into three operating divisions:
North American Foods, International Foods, and Packaging and Industrial Products. North American Foods is comprised of niche grocery, pasta and sauce, and dairy products, while International Foods includes international milk powder, European bakery products and several European grocery and pasta businesses. Packaging and Industrial Products includes primarily wallcoverings, adhesives and resins, and plastic films and packaging.

     North American Food's 1993 sales decreased 12.1% to $2.672 billion from $3.039 billion in 1992 due primarily to volume declines in fluid milk, ice cream and pasta; the divestitures of Laura Scudder's, Southwest Snacks and Deran candy; and decreases in most niche grocery products. The volume declines were due to increased competition from low-priced branded and private label products, the adjusting of promotions to reduce "trade loading," as well as pricing and customer service issues in dairy and pasta, respectively. Operating results decreased to a loss of $24.4 million compared to operating income of $49.8 million in 1992. These amounts include charges of $22.1 million in 1993 and $161.5 million in 1992. Excluding both charges, 1993 operating income decreased substantially compared to 1992 primarily as a result of volume declines and higher raw milk, cream and wheat costs which could not be fully recovered in product pricing due to the competitive environment.

     The Division's 1992 sales decreased 1.5% from $3.086 billion in 1991 primarily as a result of the MCP Foods divestiture and decreased Canadian sales, partially offset by increased fluid milk sales. Operating income in 1992 decreased 85.2% from $337.3 million in 1991. Operating income in 1991 included a $29.8 million charge. Excluding the 1992 and 1991 charges, operating income decreased 42.4% compared to 1991, due to higher raw milk costs, strong price competition from private label and regional milk processors, declines in Canadian operations and higher raw material costs for pasta, partially offset by improvements in several niche grocery products.

     International Foods 1993 sales decreased 2.3% to $930 million from $952 million in 1992. However, excluding acquisitions and divestitures, sales increased slightly as a result of increases in international milk powder, partially offset by decreases in the European grocery and pasta businesses. Operating income increased 22.0% to $51.0 million from $41.8 million in 1992. Operating income in 1993 and 1992 includes a $16.3 million and $54.2 million charge, respectively. Excluding both charges, 1993 operating income decreased 29.9% from 1992 as a result of the negative impact of foreign exchange rate fluctuations as well as declines in the European grocery and pasta, and Puerto Rican businesses. The effect of foreign exchange rate fluctuations negatively impacted 1993 operating income by 13.4%.

     The Division's 1992 sales decreased 1.6% from $967 million in 1991 as a result of the divestitures of the Sooner and Crecspan snacks businesses, partially offset by increases in international milk powder and European bakery products. Operating income in 1992 decreased 53.8% from $90.5 million in 1991. Operating income in 1991 included an $18.9 million charge. Excluding the 1992 and 1991 charges, operating income decreased 12.2% compared to 1991, due primarily to the Sooner and Crecspan divestitures as well as declines in international milk powder.

     Packaging and Industrial Product's 1993 sales increased 1.3% to $1.904 billion from $1.881 billion in 1992 primarily as a result of increases in the North American operations of forest products adhesives, resins and wallcoverings, partially offset by decreases in most of the European businesses. Operating income increased 17.8% to $167.7 million from $142.4 million in 1992. Operating income in 1992 includes a $55.0 million charge. Excluding the charge, 1993 operating income decreased 15.0% compared to 1992 as a result of the negative impact of foreign exchange rate fluctuations and the continuing effects of the European recession on European packaging and resins, partially offset by improvements in North American adhesives and resins and worldwide wallcoverings. The effect of foreign exchange rate changes negatively impacted 1993 operating income by 9.6%.

     The Division's 1992 sales increased 0.5% from $1.871 billion in 1991 primarily as a result of increases in worldwide wallcoverings, forest products adhesives and industrial resins, offset by the divestiture of the Lambiotte and TRL specialty adhesives businesses in France. Operating income in 1992 decreased 23.8% from $186.9 million in 1991. Operating income in 1991 included a $12.5 million charge. Excluding the 1992 and 1991 charges, operating income decreased 1.0% compared to 1991 as declines in North American plastic film and packaging and decreased income from Borden Chemicals and Plastics Limited Partnership were mostly offset by improvements in Latin American operations, forest products adhesives and industrial resins.

     Interest expense in 1993 increased as a result of increased average debt levels. Interest expense in 1992 decreased from the prior year due to lower average debt levels and lower interest rates. Minority interest recorded in the income statement increased in 1992 as a result of the limited partner interest in T.M.I. Associates, L.P., a limited partnership in which the Company has a 77.28% general partner interest, being included for a full year as compared to a short period in 1991.

     An income tax benefit of $27.2 million was recorded in 1993 compared to expenses of $14.2 million in 1992 and $151.3 million in 1991. The low effective tax rate in both 1993 and 1992 reflects certain restructuring expenses with reduced tax benefits. In August 1993 the passage of the Omnibus Budget Reconciliation Act of 1993 increased the statutory corporate tax rate to 35%. This increase had an immaterial impact on the provision for income taxes.

     The 1993 income tax benefit from continuing operations, discontinued operations and loss on disposal of discontinued operations was $210.8 million. An $11.0 million tax benefit was also recorded with the adoption of SFAS No. 112 and $6.4 million with the extraordinary loss on debt retirement. The net deferred tax asset at December 31, 1993 was $222.3 million. In order to realize the net deferred asset the Company will need to generate approximately $635.0 million of future taxable income before the expiration of the carryforward periods. The deferred tax benefits are expected to be fully utilized through the benefits which the divestiture and restructuring program will have on future operating results. Currently, there are no operating loss carryforwards for domestic income tax purposes, and future carryforwards which arise will have a 15 year life from the year of the loss.

RESULTS OF DISCONTINUED OPERATIONS

Net sales for discontinued operations decreased 6.1% in 1993 to $1.194 billion from $1.271 billion in 1992 primarily as a result of decreases in North American snacks. Losses from discontinued operations in 1993 were $65.8 million compared to $85.9 million in 1992. Results for 1992 included a $50.4 million after tax charge for restructuring. Excluding the 1992 charge, 1993 results declined primarily as a result of volume declines and price discounting caused by competitive pressures in North American snacks. Net sales in 1992 decreased 3.1% from $1.311 billion in 1991 primarily as a result of

                                                                    BORDEN, INC.

decreases in North American snacks. Income from discontinued operations was $15.0 million in 1991. Excluding the 1992 charge and a 1991 after tax charge of $2.8 million, the 1992 loss from discontinued operations was $35.5 million compared to income of $17.8 million in 1991. The decrease was primarily the result of intense price competition and heavy promotional spending in North American snacks and declines in clam products.

FINANCIAL POSITION

The Company's financial position was impacted by several events in 1993. Equity was reduced by the accruals for the loss on disposal of discontinued operations, restructuring, changes in accounting estimates and asset writedowns, and the adoption of SFAS No. 112. However, there were no cash outlays for these charges in 1993. While most of the cash outlays for restructuring will occur in 1994, the divestment and restructuring program is expected to generate significantly greater cash than it will use. In 1994 cash flow from operations, together with capital expenditures and divestment proceeds, is projected to exceed $400 million, subject to the successful completion of the divestment program. Equity was also reduced by $92.3 million to record a minimum pension liability. This is a non-cash adjustment representing the excess of accumulated benefits over plan assets and accrued pension expense.

     In the fourth quarter of 1993, the Company negotiated an amendment to a covenant in the T.M.I. Associates, L.P. partnership agreement which required the Company to maintain a ratio of adjusted debt to adjusted capitalization, as defined, of 60% or less. The amended covenant requires a ratio no greater than 67.5% from December 1993 through June 1994, 65.0% in September 1994 and 60.0% in December 1994. The ratio was 62.4% at December 31, 1993.

     Borden borrows domestically at commercial paper rates and has credit agreements with domestic and foreign lending institutions of $520.0 million to support commercial paper borrowings. The credit agreements bear interest, if used, at approximately the prime rate, or less, in effect at the date of use. Additional unused lines of credit totaling $222.7 million at December 31, 1993 were available for use by foreign subsidiaries. At December 31, 1993 the Company also had available $250.0 million in registered but unissued securities under shelf registration statements.

     During 1993 and January 1994 the Company's long-term debt and commercial paper ratings were downgraded to BBB and A-2 by Standard & Poor's and to Baa2 and P-2 by Moody's. This action marginally increased the Company's cost of borrowing but has not adversely impacted the Company's ability to borrow. If required, management believes that additional funding could be obtained at competitive rates and terms.

     In order to improve its financial position, the Company cut its quarterly common stock dividend during 1993 from $0.30 to $0.15 and sold $400.0 million of accounts receivable in December 1993. Proceeds from the sale were used to repay debt. The receivables were sold under terms of an agreement expiring in 1996 which enables the Company to periodically sell up to $400.0 million of accounts receivable. In January 1994, the Company announced that the common stock dividend would be further reduced to a quarterly rate of $0.075 per share.

     The Company expects its financial position and cash flows to improve in 1994 as a result of the restructuring and divestment program and the reduction in the quarterly common stock dividend. Although the Company's current ratio at December 31, 1993 was less than 1.0 to 1, current maturities of debt can generally be refinanced, and operating and divestment cash sources are expected to be sufficient to meet the Company's other current liabilities. Current maturities of long-term debt coming due during 1994 aggregate approximately $132 million.

     As discussed in Note 6 to the financial statements, the Internal Revenue Service has proposed adjustments to the Company's income tax returns for the period 1989-1990 relating to capital losses that resulted in $46 million of reduced income tax expense. The Company disagrees with the position of the Service, will contest the proposed adjustment and believes it has meritorious support for its position.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided from operating activities in 1993, 1992 and 1991 were $152.3 million, $292.9 million and $348.8 million, respectively. Cash provided from operating activities decreased in each of the last two years due primarily to declines in operating results and spending in connection with the 1992 restructuring program. Capital expenditures decreased 38.2% from 1992 to $177.0 million in 1993, while 1992 capital expenditures of $286.2 million decreased 23.9% from 1991. These decreases were primarily the result of the completion in 1992 of capital expenditures relating to the 1989 reconfiguration program. Capital expenditures in 1994 are expected to approximate $200 million.

     During 1993 the Company acquired a U.S. dairy operation for a total cost of $9.5 million. The Company acquired a bakery operation, a foodservice operation, a foundry resin operation and a rigid plastics operation in 1992 for a total cost of $20.1 million. During 1991 the Company acquired four operations for a total cost of $29.5 million. The 1991 acquisitions included a clam products operation, two bakery operations and a pasta operation.

     Short-term debt decreased $536.2 million in 1993. The decrease in short-term debt was primarily the result of the proceeds from the sale of receivables being used to repay commercial paper.

     At December 31, 1991 the Company had $500.5 million of short-term borrowings from the T.M.I. Associates, L.P. which were used primarily to retire commercial paper and long-term debt. During 1992 commercial paper and additional borrowings from the T.M.I. Associates, L.P. were used to further reduce long-term debt. Short-term debt increased $255.5 million in 1992 compared to a decrease of $310.4 million in 1991, and long-term debt decreased $266.1 million in 1992 compared to $244.2 million in 1991.

     In 1993, 1992 and 1991 long-term debt financing provided $274.6 million, $45.2 million and $223.1 million, respectively. The 1993 financing includes proceeds from a $250.0 million issuance of 30-year, 77/8% debentures which were used primarily to repay short term commercial paper. Long-term debt financing in 1991 included proceeds from a $200.0 million issuance of 30-year, 9.2% debentures which were used primarily to repay short-term commercial paper.

     In 1992 the Company issued ten-year zero-coupon convertible bonds. The bonds issued had an aggregate value of $235.0 million and carry an effective interest rate of 5.74%. The bonds were issued in exchange for 7 million shares of the Company's common stock which were retired. The bonds will be convertible after five years into 5.95 million common shares. In connection with this transaction, the underwriter received an option under which it will have the right to receive additional Borden shares or, at the Company's option, a cash payment if the market price of Borden stock does not meet specific targets during the fourth year the bonds are outstanding. This non-cash transaction is not reflected in the amounts above or in the Consolidated Statement of Cash Flows.

DESCRIPTION OF BUSINESS AND BUSINESS SEGMENTS

Borden is engaged primarily in manufacturing, processing, purchasing and distributing a broad range of products. The Company's operations are divided into two major industry segments: the foods segment, and the non-food consumer and industrial segment. Borden management is organized into three operating divisions: North American Foods, International Foods, and Packaging and Industrial Products. Corporate departments provide certain centralized services for all operating units. The Company's executive and administrative offices are located in Columbus, Ohio. Production facilities are located throughout the United States and in many foreign countries. Certain businesses included in the discussions below have been selected for divestiture.

     The foods segment currently includes the following businesses: pasta and pasta sauces, bakery products, processed cheese, individual portion and foodservice sized condiments, salty snacks, sweetened condensed milk, non-dairy creamer, reconstituted lemon and lime juices, bouillon, confections, jams and jellies, seafood, dehydrated soups, homogenized milk, whole milk powder, ice cream, sherbet, yogurt, cottage cheese, frozen novelties, low-fat dairy products, milk-based products for foodservice trade, and fruit drinks.

     The non-food consumer and industrial segment currently includes wallcoverings, consumer adhesives, transparent wrapping film, adhesives for the forest products industry, foundry and industrial resins, and flexible and rigid packaging.

     Domestic products for the foods segment are marketed primarily through food brokers and distributors, and to a lesser extent, directly to wholesalers, retail stores, foodservice businesses, food processors, institutions and governmental agencies. Domestic products for the non-food consumer and industrial segment are sold throughout the United States to industrial users and, in the case of consumer products, by in-house and independent sales forces to distributors, wholesalers, jobbers and retailers. To the extent practicable, international distribution tech-niques parallel those used in the United States. However, raw materials, production considerations, pricing competition, government policy toward industry and foreign investment, and other factors may vary substantially from country to country for both industry segments.

                                                                    BORDEN, INC.

     The Company's businesses in both industry segments must deal with intense competition on local and national levels, both in the United States and in foreign markets. Total advertising and promotion expense in support of Borden products was $735.5 million in 1993, $698.0 million in 1992 and $603.3 million in 1991.

     The primary raw materials used by the foods segment businesses are milk, flour, potatoes, corn, vegetable oils and tomato products. The primary raw materials used by the non-food consumer and industrial segment businesses are polyvinyl chloride resins, methanol, phenol and formaldehyde. Raw materials are generally available from numerous sources in sufficient quantities but are subject to price fluctuations which cannot always be passed on to the Company's customers. Long-term purchase agreements are used in certain circumstances to assure availability of adequate raw material supplies at guaranteed prices.

     Research and development expenditures were $31.9 million in 1993, $30.8 million in 1992 and $30.3 million in 1991. The development and marketing of new food and packaging and industrial products are carried out at the division level and integrated with quality controls for existing product lines.

     Working capital for both segments is generally funded through operations or short-term borrowings.

     A breakdown of the Company's sales, operating profit and other information between the foods and non-food consumer and industrial business segments is presented on page 26.

     Segment operating profit is total revenue less operating expenses. In computing segment operating profit, none of the following items have been deducted from revenue: general corporate expenses, interest expense and Federal, state and local income taxes.

     Identifiable assets by segment are those assets that are used in the segment's continuing operations. Corporate assets consist primarily of cash and equivalents, prepaid expenses and fixed assets.

     As of December 31, 1993 the Company operated 75 domestic food manufacturing and processing facilities in 34 states and Puerto Rico. The most significant of these facilities are an Illinois plant producing Cracker Jack, bouillon and dehydrated soup; an Alabama plant producing Bama jams and jellies and ReaLemon lemon juice; the Arizona, Massachusetts, Michigan, Minnesota, and Missouri pasta plants; the California, Pennsylvania and Mississippi foodservice plants; the Missouri and Pennsylvania snacks plants; and dairy facilities located in much of the country. In addition, the Company operated 48 foreign food manufacturing and processing facilities located principally in Canada, Latin America and Western Europe.

     As of December 31, 1993 the Company operated 38 domestic non-food consumer and industrial manufacturing and processing facilities in 20 states, the most significant being the Resinite plants in Georgia, Massachusetts and Texas; the Proponite plant in Massachusetts; the forest products adhesives plants in Oregon and North Carolina; and a specialty resins plant in Kentucky. In addition, the Company operated 58 foreign non-food consumer and industrial manufacturing and processing facilities located principally in Brazil, Canada, the Far East and Western Europe.

     The Company's manufacturing and processing facilities are generally well maintained and effectively utilized. Substantially all facilities are owned by the Company.


ENVIRONMENTAL

Borden is actively engaged in complying with environmental protection laws, as well as various Federal and state statutes and regulations relating to manufacturing, processing and distributing its many products. In this connection, the Company incurred capital expenditures of $4.3 million in 1993 compared to $16.6 million in 1992 and $11.3 million in 1991. The Company estimates that it will spend $10.9 million for environmental control facilities during 1994.

     Under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) or similar state environmental laws, the Company has potential liability, along with a large number of others, at various waste sites designated for cleanup. The Company believes the realistic range of liability under CERCLA and other environmental statutes and regulations, taking into account its established accruals for estimated liability, would not have a material adverse effect on the Company's financial position or operating results.

BUSINESS SEGMENTS
                                                                    Year Ended
(In millions)                                                     December 31,           1993*       1992**      1991***
- ----------------------------------------------------------------------------------------------------------------------
NET SALES                      Foods  . . . . . . . . . . . . . . . . . . .          $3,673.8    $4,055.5     $4,119.5
                               Non-food consumer and industrial   . . . . .           1,832.5     1,816.2      1,804.6
                                                                                     --------    --------     --------
                               Total  . . . . . . . . . . . . . . . . . . .          $5,506.3    $5,871.7     $5,924.1
- ----------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT               Foods  . . . . . . . . . . . . . . . . . . .          $   22.7    $   92.4      $ 428.8
                               Non-food consumer and industrial   . . . . .             171.6       141.6        185.9
                                                                                     --------    --------     --------
                               Total segments   . . . . . . . . . . . . . .             194.3       234.0        614.7
                               General corporate expense, net   . . . . . .            (153.3)     (141.9)       (16.5)
                               Interest expense   . . . . . . . . . . . . .            (125.1)     (116.6)      (167.0)
                                                                                     --------    --------     --------
                               Pretax (loss) income from
                                 continuing operations  . . . . . . . . . .          $  (84.1)    $ (24.5)    $  431.2
- ----------------------------------------------------------------------------------------------------------------------
IDENTIFIABLE ASSETS            Foods  . . . . . . . . . . . . . . . . . . .          $2,085.6    $3,496.9     $3,689.5
                               Non-food consumer and industrial   . . . . .           1,114.3     1,395.4      1,438.1
                                                                                     --------    --------     --------
                               Total segments   . . . . . . . . . . . . . .           3,199.9     4,892.3      5,127.6
                               Discontinued operations  . . . . . . . . . .             222.2
                               Corporate assets   . . . . . . . . . . . . .             449.6       353.7        333.7
                                                                                     --------    --------     --------
                               Total  . . . . . . . . . . . . . . . . . . .          $3,871.7    $5,246.0     $5,461.3
- ----------------------------------------------------------------------------------------------------------------------
DEPRECIATION                   Foods  . . . . . . . . . . . . . . . . . . .          $  163.7    $  165.7      $ 157.2
AND AMORTIZATION               Non-food consumer and industrial   . . . . .              48.7        49.8         46.2
- ----------------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURES           Foods  . . . . . . . . . . . . . . . . . . .          $  102.3     $ 202.9      $ 303.4
                               Non-food consumer and industrial   . . . . .              59.1        74.6         66.0
- ----------------------------------------------------------------------------------------------------------------------
GEOGRAPHIC          Net sales  United States  . . . . . . . . . . . . . . .          $3,620.9    $3,928.7     $3,903.2
INFORMATION                    Europe   . . . . . . . . . . . . . . . . . .             914.8       979.2      1,083.2
                               Other  . . . . . . . . . . . . . . . . . . .             970.6       963.8        937.7
                                                                                     --------    --------     --------
                                 Total  . . . . . . . . . . . . . . . . . .          $5,506.3    $5,871.7     $5,924.1
                                                                                     ========    ========     ========
             Operating profit  United States  . . . . . . . . . . . . . . .           $  82.7    $  155.1     $  421.4
                               Europe   . . . . . . . . . . . . . . . . . .              73.7        54.4         92.1
                               Other  . . . . . . . . . . . . . . . . . . .              37.9        24.5        101.2
                                                                                     --------    --------     --------
                                 Total  . . . . . . . . . . . . . . . . . .          $  194.3   $   234.0     $  614.7
                                                                                     ========    ========     ========
          Identifiable assets  United States  . . . . . . . . . . . . . . .          $2,408.0    $3,534.4     $3,602.6
                               Europe   . . . . . . . . . . . . . . . . . .             695.2       858.0      1,027.4
                               Other  . . . . . . . . . . . . . . . . . . .             546.3       853.6        831.3
                               Discontinued operations  . . . . . . . . . .             222.2
                                                                                     --------    --------     --------
                                 Total  . . . . . . . . . . . . . . . . . .          $3,871.7    $5,246.0     $5,461.3
                                                                                     ========    ========     ========
- ----------------------------------------------------------------------------------------------------------------------

*   The $38.4 restructuring and other charges to segment operating profit in 1993 is allocated as follows: $38.4 for the foods segment; and $22.1 for U.S. operations, and $16.3 for other foreign operations. The remainder of the restructuring charge not allocable to operating profit: $76.5 is included in general corporate expense.

**  The $270.7 restructuring charge to segment operating profit in 1992 is allocated as follows: $215.7 for the foods segment and $55.0 for the non-food consumer and industrial segment; and $165.9 for U.S. operations, $38.1 for European operations and $66.7 for other foreign operations. The remainder of the restructuring charge not allocable to operating profit: $27.1 is included in general corporate expense and $79.4 is related to discontinued operations.

*** The $61.2 restructuring charge to segment operating profit in 1991 is allocated as follows: $48.7 for the foods segment and
    $12.5 for the non-food consumer and industrial segment; and $34.5 for U.S. operations, $7.4 for European operations and
    $19.3 for other foreign operations. The remainder of the restructuring charge not allocable to operating profit: $6.0 is included in general corporate expense and $4.4 is related to discontinued operations.


                                                                    BORDEN, INC.

CONSOLIDATED STATEMENTS OF INCOME
                                                                   Year Ended
(In millions except per share data)                              December 31,            1993        1992          1991
- -----------------------------------------------------------------------------------------------------------------------
REVENUE                        Net sales  . . . . . . . . . . . . . . . . .          $5,506.3    $5,871.7      $5,924.1
- -----------------------------------------------------------------------------------------------------------------------
COSTS AND EXPENSES             Cost of goods sold   . . . . . . . . . . . .           4,078.6     4,301.9       4,268.5
                               Marketing, general and
                                 administrative expenses                              1,223.7     1,163.6       1,023.9
                               Restructuring charges  . . . . . . . . . . .             114.9       297.8          67.2
                               Interest expense   . . . . . . . . . . . . .             125.1       116.6         167.0
                               Equity in income of affiliates   . . . . . .             (16.0)      (19.4)        (24.0)
                               Minority interest  . . . . . . . . . . . . .              40.7        39.7           2.8
                               Other (income) and expense, net  . . . . . .              23.4        (4.0)        (12.5)
                               Income taxes   . . . . . . . . . . . . . . .             (27.2)       14.2         151.3
                                                                                     ----------  ----------    --------
                                                                                      5,563.2     5,910.4       5,644.2
                                                                                     ----------  ----------    --------
- -----------------------------------------------------------------------------------------------------------------------
EARNINGS                       (Loss) income from continuing operations   .             (56.9)      (38.7)        279.9
                               Discontinued operations:
                                 (Loss) income from operations  . . . . . .             (65.8)      (85.9)         15.0
                                 Loss on disposal   . . . . . . . . . . . .            (490.0)
                                                                                     ----------  ----------    --------
                               (Loss) income before extraordinary item and
                                 cumulative effect of accounting changes  .            (612.7)     (124.6)        294.9
                               Extraordinary loss on early retirement
                                 of debt  . . . . . . . . . . . . . . . . .                         (10.8)
                               Cumulative effect of change in accounting for:
                                 Postemployment benefits  . . . . . . . . .             (18.0)
                                 Postretirement benefits other than pensions                       (189.0)
                                 Income taxes   . . . . . . . . . . . . . .                         (40.0)
                               Net (loss) income  . . . . . . . . . . . . .          $ (630.7)   $ (364.4)     $  294.9
                                                                                     ==========  ==========    ========

SHARE DATA                     (Loss) income from continuing operations   .          $   (.40)   $   (.27)     $   1.90
                               Discontinued operations:
                                 (Loss) income from operations  . . . . . .              (.47)       (.60)          .10
                                 Loss on disposal . . . . . . . . . . . . .             (3.47)
                               (Loss) income before  extraordinary item and         ----------  ---------      --------
                                 cumulative effect of accounting changes  .             (4.34)       (.87)         2.00
                               Extraordinary loss on early retirement
                                 of debt  . . . . . . . . . . . . . . . . .                          (.07)
                               Cumulative effect of change in accounting for:
                                 Postemployment benefits  . . . . . . . . .              (.13)
                                 Postretirement benefits other than pensions                        (1.32)
                                 Income taxes   . . . . . . . . . . . . . .                          (.28)
                               Net (loss) income per common share   . . . .          $  (4.47)  $   (2.54)     $   2.00
                                                                                     =========  =========      ========
                               Cash dividends paid per common share   . . .          $   0.90   $   1.185      $  1 .12
                               Average number of common shares
                                 outstanding during the period  . . . . . .             141.0       143.4         147.6
- -----------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

(In millions except share and per share data)                                    December 31,         1993            1992
- --------------------------------------------------------------------------------------------------------------------------
ASSETS
- --------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS                 Cash and equivalents   . . . . . . . . . . . . . . . . . . .       $  100.3        $  186.0
                               Accounts receivable (less allowance for doubtful
                                 accounts of $8.9 and $10.3, respectively)  . . . . . . . .          334.7           889.6
                               Inventories:
                                 Finished and in process goods  . . . . . . . . . . . . . .          319.4           400.9
                                 Raw materials and supplies   . . . . . . . . . . . . . . .          171.0           240.2
                               Other current assets   . . . . . . . . . . . . . . . . . . .          142.6           210.8
                               Net assets of discontinued operations  . . . . . . . . . . .          222.2
                                                                                                  --------        --------
                                                                                                   1,290.2         1,927.5
                                                                                                  --------        --------
- --------------------------------------------------------------------------------------------------------------------------
INVESTMENTS AND                Investments in and advances to affiliated companies  . . . .           91.3            96.1
OTHER ASSETS                   Deferred income taxes  . . . . . . . . . . . . . . . . . . .          225.4
                               Other assets   . . . . . . . . . . . . . . . . . . . . . . .          126.6           255.8
                                                                                                  --------        --------
                                                                                                     443.3           351.9
                                                                                                  --------        --------
- --------------------------------------------------------------------------------------------------------------------------
PROPERTY AND                   Land   . . . . . . . . . . . . . . . . . . . . . . . . . . .          105.5           125.6
EQUIPMENT                      Buildings  . . . . . . . . . . . . . . . . . . . . . . . . .          609.6           815.5
                               Machinery and equipment  . . . . . . . . . . . . . . . . . .        1,949.3         2,389.5
                                                                                                  --------        --------
                                                                                                   2,664.4         3,330.6

                               Less accumulated depreciation  . . . . . . . . . . . . . . .       (1,327.7)       (1,542.5)
                                                                                                  --------        --------
                                                                                                   1,336.7         1,788.1
                                                                                                  --------        --------
- --------------------------------------------------------------------------------------------------------------------------
INTANGIBLES                    Intangibles resulting from business acquisitions
                                 (net of accumulated amortization of $189.8
                                 and $222.9, respectively)  . . . . . . . . . . . . . . . .          801.5         1,178.5
                                                                                                  --------        --------
- --------------------------------------------------------------------------------------------------------------------------
                                                                                                  $3,871.7        $5,246.0
                                                                                                  ========        ========
- --------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements

                                                                    BORDEN, INC.



                                                                                December 31,          1993            1992
- --------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
- --------------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES            Debt payable within one year   . . . . . . . . . . . . . . .       $  410.6        $  706.6
                               Accounts and drafts payable  . . . . . . . . . . . . . . . .          433.3           589.7
                               Restructuring reserve  . . . . . . . . . . . . . . . . . . .          145.9           139.4
                               Income taxes   . . . . . . . . . . . . . . . . . . . . . . .           56.5            55.1
                               Other current liabilities  . . . . . . . . . . . . . . . . .          325.2           317.0
                                                                                                  --------        --------
                                                                                                   1,371.5         1,807.8
                                                                                                  --------        --------
- --------------------------------------------------------------------------------------------------------------------------
OTHER                          Long-term debt   . . . . . . . . . . . . . . . . . . . . . .        1,240.8         1,329.9
                               Deferred income taxes  . . . . . . . . . . . . . . . . . . .           47.1            66.8
                               Non-pension postemployment benefit obligations   . . . . . .          353.8           317.7
                               Other long-term liabilities  . . . . . . . . . . . . . . . .          103.8            79.3
                               Minority interest  . . . . . . . . . . . . . . . . . . . . .          508.8           518.2
                                                                                                  --------        --------
                                                                                                   2,254.3         2,311.9
                                                                                                  --------        --------
- --------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS'                  Common stock - $0.625 par value
EQUITY                           Authorized 480,000,000 shares
                                 Issued 194,983,374 shares  . . . . . . . . . . . . . . . .          121.9           121.9
                               Paid-in capital  . . . . . . . . . . . . . . . . . . . . . .           88.1            83.0
                               Accumulated translation adjustment   . . . . . . . . . . . .         (171.1)         (128.3)
                               Minimum pension liability  . . . . . . . . . . . . . . . . .          (95.5)           (3.2)
                               Retained earnings  . . . . . . . . . . . . . . . . . . . . .          835.1         1,592.5
                                                                                                  --------        --------
                                                                                                     778.5         1,665.9
                               Less common stock in treasury
                                 (at cost) - 53,625,339 shares and
                                 54,342,642 shares, respectively  . . . . . . . . . . . . .         (532.6)         (539.6)
                                                                                                  --------        --------
                                                                                                     245.9         1,126.3
                                                                                                  --------        --------
- --------------------------------------------------------------------------------------------------------------------------
                                                                                                  $3,871.7        $5,246.0
                                                                                                  ========        ========
- --------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                    Year Ended
(In millions)                                                     December 31,      1993          1992          1991
- ----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM                Net (loss) income  . . . . . . . . . . . . . . .    $(630.7)     $ (364.4)     $  294.9
OPERATING ACTIVITIES           Adjustments to reconcile net income
                                to net cash from operating activities:
                                 Depreciation and amortization  . . . . . . . .      224.0         227.6         216.9
                                 Loss on disposal of discontinued
                                   operations   . . . . . . . . . . . . . . . .      637.4
                                 Change in accounting estimates   . . . . . . .       94.1
                                 Restructuring  . . . . . . . . . . . . . . . .       52.5         316.5         (65.0)
                                 Non-pension postemployment
                                   benefit obligation   . . . . . . . . . . . .       36.1         317.7
                                 Net changes in assets and liabilities:
                                   Trade receivables  . . . . . . . . . . . . .       47.8         (30.3)         19.9
                                   Inventories  . . . . . . . . . . . . . . . .       21.2           1.0           7.6
                                   Trade payables   . . . . . . . . . . . . . .       (0.5)         (4.4)        (15.1)
                                   Current and deferred taxes   . . . . . . . .     (242.4)       (175.3)         63.4
                                   Other assets   . . . . . . . . . . . . . . .      (34.2)         (9.6)        (99.0)
                                   Other, net   . . . . . . . . . . . . . . . .     (132.9)         14.1         (74.8)
                                   Discontinued operations    . . . . . . . . .       79.9
                                                                                   -------      --------      --------
                                                                                     152.3         292.9         348.8
                                                                                   -------      --------      --------
- ----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM                Capital expenditures   . . . . . . . . . . . . .     (177.0)       (286.2)       (376.0)
INVESTING ACTIVITIES           Divestiture of businesses  . . . . . . . . . . .       53.4         123.0          94.1
                               Purchase of businesses   . . . . . . . . . . . .       (9.5)        (20.1)        (29.5)
                                                                                   -------      --------      --------
                                                                                    (133.1)       (183.3)       (311.4)
                                                                                   -------      --------      --------
- ----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM                (Decrease) increase in short-term debt   . . . .     (536.2)        255.5        (310.4)
FINANCING ACTIVITIES           Reduction in long-term debt  . . . . . . . . . .     (128.7)       (266.1)       (244.2)
                               Minority interest  . . . . . . . . . . . . . . .                                  500.0
                               Long-term debt financing   . . . . . . . . . . .      274.6          45.2         223.1
                               Sale of receivables  . . . . . . . . . . . . . .      400.0
                               Dividends paid   . . . . . . . . . . . . . . . .     (126.7)       (170.4)       (165.0)
                               Issuance of stock under stock options
                                 and benefits and awards plans  . . . . . . . .       12.1           3.9           7.2
                               Acquisition of treasury stock  . . . . . . . . .                                   (1.6)
                                                                                   -------      --------      --------
                                                                                    (104.9)       (131.9)          9.1
                                                                                   -------      --------      --------
- ----------------------------------------------------------------------------------------------------------------------
                               (Decrease) increase in cash and equivalents  . .      (85.7)        (22.3)         46.5
                               Cash and equivalents at beginning of year  . . .      186.0         208.3         161.8
                                                                                  --------    ----------    ----------
                               Cash and equivalents at end of year  . . . . . .    $ 100.3      $  186.0      $  208.3
                                                                                   =======      ========      ========
- ----------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL
DISCLOSURES OF                 Interest paid  . . . . . . . . . . . . . . . . .    $ 133.3      $  130.4      $  177.5
CASH FLOW INFORMATION          Taxes paid   . . . . . . . . . . . . . . . . . .       20.5          67.1         102.6
- ----------------------------------------------------------------------------------------------------------------------


See Notes to Consolidated Financial Statements

                                                                    BORDEN, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                        Accumulated      Minimum
                                               Common   Paid-In         Translation      Pension   Retained   Treasury
(In millions)                                  Stock    Capital         Adjustment     Liability   Earnings      Stock
- ----------------------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1990  . . . . . .        $126.2    $310.4          $ (32.2)       $(17.9)    $1,997.4    $(542.3)
Net income  . . . . . . . . . . . . . .                                                               294.9
Cash dividends  . . . . . . . . . . . .                                                              (165.0)
Translation adjustments . . . . . . . .                                    (19.1)
Treasury stock purchased  . . . . . . .                                                                           (1.6)
Stock issued for preferred series B
  converted, exercised options and
  benefits and awards plans . . . . . .                     4.5                                                    2.7
Minimum pension liability adjustment  .                                                   16.5
- ----------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1991  . . . . . .         126.2     314.9            (51.3)         (1.4)     2,127.3     (541.2)
Net loss  . . . . . . . . . . . . . . .                                                              (364.4)
Cash dividends  . . . . . . . . . . . .                                                              (170.4)
Translation adjustments . . . . . . . .                                    (77.0)
Stock issued for preferred series B
  converted, exercised options and
  benefits and awards plans . . . . . .                     2.3                                                    1.6
Stock purchased and retired . . . . . .          (4.3)   (234.2)
Minimum pension liability adjustment  .                                                   (1.8)
- ----------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1992  . . . . . .         121.9      83.0           (128.3)         (3.2)     1,592.5     (539.6)
Net loss  . . . . . . . . . . . . . . .                                                              (630.7)
Cash dividends  . . . . . . . . . . . .                                                              (126.7)
Translation adjustments . . . . . . . .                                    (42.8)
Stock issued for preferred series B
  converted, exercised options and
  benefits and awards plans . . . . . .                     5.1                                                    7.0
Minimum pension liability adjustment  .                                                  (92.3)
- ----------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1993  . . . . . .        $121.9    $ 88.1          $(171.1)       $(95.5)    $  835.1    $(532.6)
                                               ======    ======          =======        ======     ========    =======
- ----------------------------------------------------------------------------------------------------------------------


See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions except per share data)

1.   SUMMARY OF SIGNIFICANT
     ACCOUNTING POLICIES

Significant accounting policies followed by the Company, as summarized below, are in conformity with generally accepted accounting principles.

PRINCIPLES OF CONSOLIDATION--The consolidated financial statements include the accounts of Borden, Inc. and its subsidiaries, after elimination of material intercompany accounts and transactions. The Company's proportionate share of the net earnings of unconsolidated 20% to 50% owned companies is included in income. The carrying value of these companies approximates Borden's interest in their underlying net assets. Investments of less than 20% ownership are carried at cost.

CASH AND EQUIVALENTS/STATEMENTS OF CASH FLOWS--The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The effect of exchange rate changes on cash flows is not material.

INVENTORIES--Inventories are stated at the lower of cost or market. Cost is determined using the average cost and first-in, first-out methods.

PROPERTY AND EQUIPMENT--Land, buildings and machinery and equipment are carried at cost.

     Depreciation is recorded on the straight-line basis by charges to costs and expenses at rates based on estimated useful lives of properties (average rates for buildings 3.3%; machinery and equipment 6.8%).

     Major renewals and betterments are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When properties are retired or otherwise disposed of, related cost and accumulated depreciation are removed from the accounts.

INTANGIBLES--The excess of purchase price over net tangible assets of businesses acquired is carried as intangibles in the consolidated balance sheets. It is the Company's policy to carry intangibles arising prior to November 1, 1970 at cost, while those arising after that date are amortized on a straight-line basis over not more than forty years. The carrying value of intangibles is evaluated periodically in relation to the operating performance and future undiscounted cash flows of the underlying businesses. Adjustments are made if the sum of expected future net cash flows is less than book value.

REVENUE RECOGNITION--Revenues are recognized when products are shipped.

ADVERTISING AND PROMOTION EXPENSE--Production costs of future media advertising are deferred until the advertising occurs. All other advertising and promotion costs are expensed when incurred or expensed ratably over the year in relation to sales.

INCOME TAXES--In 1992 the Company adopted Statement of Financial Accounting Standard (SFAS) No. 109 "Accounting for Income Taxes," which requires the use of the liability method of accounting for deferred income taxes.

     The provision for income taxes includes Federal, foreign, state and local income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. A substantial portion of the undistributed earnings of foreign subsidiaries has been reinvested and is not expected to be remitted to the parent company. Accordingly, no Federal income taxes have been provided on such earnings, and at December 31, 1993, the cumulative amount of reinvested income was approximately $555.0. The determination of the tax effect relating to such reinvested income is not practicable.

PENSION AND RETIREMENT SAVINGS PLANS--Substantially all of the Company's employees are covered under one of the Company's pension plans or one of the union-sponsored plans to which the Company contributes.

     Substantially all domestic and Canadian salaried and nonbargaining hourly employees participate in the Company's retirement savings plans. The Company's cost of providing the retirement savings plans represents its matching of eligible contributions made by partici-

                                                                    BORDEN, INC.

pating employees and is recognized as a charge to income in the year the cost is incurred.

NON-PENSION POSTEMPLOYMENT BENEFITS--The Company provides certain health and life insurance benefits for eligible retirees and their dependents. In 1992 the Company adopted SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" whereby the cost of postretirement benefits is accrued during employees' working careers. The cost of providing these benefits was previously recognized as a charge to income in the period the benefits were paid. The Company elected to immediately recognize this obligation rather than amortize it over future periods.

     The Company provides certain other postemployment benefits to qualified former or inactive employees. In 1993 the Company adopted, effective January 1, 1993, SFAS No. 112 "Employers' Accounting for Postemployment Benefits." The standard requires that the cost of benefits provided to former or inactive employees after employment, but before retirement, be accrued when it is probable that a benefit will be provided. The cost of providing these benefits was previously recognized as a charge to income in the period the benefits were paid.

FOREIGN CURRENCY TRANSLATIONS--Assets and liabilities of foreign affiliates are generally translated at current exchange rates, and related translation adjustments are reported as a component of shareholders' equity. Income statement accounts are translated at the average rates during the period. For entities in highly inflationary countries, a combination of current and historical rates are used in translating assets and liabilities and related exchange adjustments are included in net income.

EARNINGS PER SHARE--Earnings per common share are computed based on the weighted average number of common shares outstanding.

FINANCIAL INSTRUMENTS--The Company uses forward exchange contracts and currency swaps to hedge certain net foreign investments, firm commitments and transactions denominated in foreign currencies. Gains and losses on forward contracts are deferred and offset against foreign exchange gains or losses on the underlying hedged item. Premiums on currency swaps which hedge net foreign investments are recorded in the accumulated translation adjustment account to offset translation adjustments.

     The Company uses interest rate swaps to manage interest rate risk. The interest differentials from these swaps are recorded in interest expense.

     The fair values of financial instruments are estimated based on quotes from brokers or current rates offered for instruments with similar characteristics.

2.   DISCONTINUED OPERATIONS AND RESTRUCTURING CHARGES

In December 1993 the Company recorded a pretax charge of $752.3 to provide for a comprehensive divestiture and restructuring program which includes the divestment of North American snacks, seafood, jams and jellies and other businesses.


     The results below for the businesses being divested have been reported separately as discontinued operations in the Consolidated Statements of Income.

                                          1993         1992         1991
- --------------------------------------------------------------------------
Sales                                   $1,193.8     $1,270.9     $1,311.0
(Loss) income before income taxes         (102.0)      (131.0)        29.7
Income tax (benefit) expense               (36.2)       (45.1)        14.7
Net (loss) income from
  discontinued operations                  (65.8)       (85.9)        15.0
- --------------------------------------------------------------------------

     The estimated loss on disposal of the discontinued operations is $637.4, $490.0 after tax, which includes a provision for anticipated operating losses until disposal.

     The Company anticipates that the sale or closure of all the operations will be completed by the end of 1994. The Company intends to use net proceeds from the sale of the operations primarily to reduce debt.

     Net assets of $222.2 related to the discontinued operations have been segregated in the December 31, 1993 Consolidated Balance Sheet. This amount consists of the assets and liabilities of the businesses to be disposed less the estimated losses on disposal of $637.4.

     The restructuring of the Company's operations represent an integral part of the comprehensive program. In connection with this program the Company recorded a pretax charge of $114.9 for organizational restructuring, including severance costs. The charge includes a $16.3 increase in the estimated costs to divest of an international operation which was provided for in the 1992 restructuring reserve. The change in estimate for this divestiture is primarily related to the additional time required to dispose of the operation and recent unfavorable exchange rates. In 1993 charges of $1.6 were incurred. Of the remaining $113.3 reserve at December 31, 1993, $98.3 represents cash charges the majority of which are expected to be incurred in 1994.

     The 1992 results include a restated restructuring charge of $377.2, of which $79.4 relates to discontinued operations and is included in the loss from discontinued operations in the Consolidated Statements of Income. The restructuring charge includes changes in estimates of $19.8 for idle property carrying costs and workers' compensation costs associated with locations closed in the 1989 and 1991 restructuring reserves. The 1992 restructuring program included projects to relocate personnel, write off obsolete assets, provide for anticipated losses on divestitures and provide for costs to close facilities.

     The cumulative charges to the 1992 restructuring reserve were $344.6, of which $91.6 were cash charges, leaving a balance of $32.6 at December 31, 1993. Of the $189.4 reserve balance at December 31, 1992, $50.0 was included in other long-term liabilities due to their non-current nature.

     In fourth quarter 1991 the Company recorded a $71.6 charge, of which $4.4 related to discontinued operations, which reduced net income by $44.0. The charge covered business reorganization costs as well as severance, relocation and other employee-related expenses. Spending related to this charge was substantially completed in 1992.

3.   RESTATEMENT AND RECLASSIFICATION

Following communications with the Securities and Exchange Commission concerning the 1992 restructuring charge, the Company has reclassified and restated $264.8 of the 1992 restructuring charge. Of this amount, $145.5 was reclassified from restructuring into cost of goods sold and marketing, general and administrative expense in the 1992 financial statements and had no effect on the net 1992 results of operations. The reclassification included marketing, environmental and litigation accruals and asset writeoffs. The remaining $119.3 was reversed to 1992 income. It included $59.8 of business integration, marketing and data system reorganization costs which were recorded as 1993 expenses and $59.5 of 1992 restructuring programs that have been cancelled.

     In connection with the 1992 restatement, a loss of $17.2, $10.8 after tax, relating to debt retirement costs was reclassified out of restructuring and presented as an extraordinary item.

     As a result of the restatement the 1993 net loss increased $37.1, or $0.26 per share, and the 1992 net loss decreased $75.2, or $0.53 per share, $86.0, or $0.60 per share, before extraordinary item, as compared to the originally reported results. Shareholders' equity increased by $38.1 and $75.2 at December 31, 1993 and 1992, respectively.

     Results for 1992 and 1991 have been restated for discontinued operations. Certain amounts in the consolidated financial statements have been reclassified for comparative purposes.

4.   ACCOUNTS RECEIVABLE

During 1993 the Company entered into an agreement which expires in 1996 that enables the Company to periodically sell up to $400.0 of accounts receivable without recourse. In December 1993 $400.0 of accounts receivable were sold.

     Accounts receivable include tax refund receivables of $103.3 and $50.7 at December 31, 1993 and 1992, respectively.

                                                                    BORDEN, INC.

5.   DEBT, LEASE OBLIGATIONS AND RELATED COMMITMENTS

Debt outstanding at December 31, 1993 and 1992 is as follows:

                                     1993                 1992
                             -------------------  -------------------
                                             Due                  Due
                                          Within               Within
                             Long-Term  One Year  Long-Term  One Year
- ---------------------------------------------------------------------
 10 5/8% Canadian Dollar
   Notes due 1993                                              $ 44.8
 16 1/2% Australian Dollar
    Notes due 1994                        $ 66.8      $77.9
  9 7/8% Notes due 1997       $  78.1                  78.1
Medium Term
   Notes, Series A
   (at an average
   rate of 7.8% and
   7.7%, respectively)          100.0       50.0      150.0      35.0
Zero-Coupon
   Convertible Bonds
   due 2002                     257.6                 243.4
9.2% Debentures
   due 2021                     117.1                 117.0
7.875% Debentures
   due 2023                     250.0
Sinking fund
   debentures:
   8 3/8% due 2016               78.5                  78.5
   9 1/4% due 2019               48.7                  48.7
Commercial paper
   (at an average
   rate of 3.6% and
   4.0%, respectively)          200.0                 400.0
Industrial Revenue
   Bonds (at an average
   rate of 8.4% and
   8.7%, respectively)           55.2        0.3       55.4       0.2
Other (at an average
   rate of 9.1% and
   9.7%, respectively)           55.6       14.8       80.9       6.3
- ---------------------------------------------------------------------
Total current maturities
   of long-term debt                       131.9                 86.3



Short-term debt:
   Commercial paper
   (at an average
   rate of 3.6% and 4.0%,
   respectively)                            59.0                439.0
Other (primarily foreign
   bank loans at an
   average rate of 5.4%
   and 9.8%, respectively)                 219.7                181.3
- ---------------------------------------------------------------------
Total debt                   $1,240.8     $410.6   $1,329.9    $706.6
                             ========     ======   ========    ======
- ---------------------------------------------------------------------


     During 1992 the Company issued ten-year zero-coupon convertible bonds. The bonds issued had an aggregate value of $235.0 and carry an effective interest rate of 5.74%. The bonds were issued in exchange for 7 million shares of the Company's common stock which were retired. This noncash transaction is not reflected in the Consolidated Statement of Cash Flows.

     At December 31, 1993 and 1992 the Company had interest rate swap agreements covering $400.0 of commercial paper. These agreements, which mature from 1995 to 2000, effectively replace variable interest rates on the commercial paper with a fixed rate of 9.9% in 1993 and 1992. The Company had other interest rate swaps with a notional amount of $504.3 at December 31, 1993 and $549.7 at December 31, 1992. The aggregate fair value of all interest rate swaps was a liability (i.e., the amount that would have to be paid to terminate all swaps) of $73.1 at December 31, 1993 and $54.1 at December 31, 1992.

     The aggregate fair value of the Company's outstanding debt was $1,828.8 at December 31, 1993 and $2,120.9 at December 31, 1992.

     The Company uses currency swap agreements to convert the 16 1/2% Australian Dollar Notes into a 11.1% Canadian Dollar obligation.

     The Company is exposed to credit loss in the event of nonperformance by the other parties to the swap agreements. However, the Company does not anticipate nonperformance by the counterparties.

     At December 31, 1993 and 1992 $200.0 and $400.0, respectively, of commercial paper is classified as long-term debt since the Company has both the intent and ability, through its credit facilities, to maintain such amounts for more than one year.


     Aggregate maturities of long-term debt and minimum annual rentals under operating leases at December 31, 1993 are as follows:

                      LONG-TERM        MINIMUM RENTALS ON
                           DEBT          OPERATING LEASES
- ---------------------------------------------------------
1994                     $131.9                    $ 58.9
1995                      257.7                      44.0
1996                       51.0                      32.0
1997                      112.4                      25.1
1998                        1.6                      16.7
1999 and beyond           818.1                      66.0
- ---------------------------------------------------------

     The average amount of short-term commercial paper outstanding was $341.7 during 1993 and $409.0 during

1992, and the average amount of other short-term debt was $189.7 during 1993 and $193.9 during 1992. The respective weighted average interest rates for short-term commercial paper and other short-term debt were 3.3% and 7.4% during 1993 and 3.7% and 9.8% during 1992. Maximum month-end borrowings were $440.0 in 1993 and $485.0 in 1992 for short-term commercial paper, and $219.7 in 1993 and $270.8 in 1992 for other short-term debt. The Company had unused credit agreements of $742.7 at December 31, 1993, of which $520.0 was in support of commercial paper borrowings and $222.7 was available for borrowing.

     The Company capitalizes interest related to the cost of acquiring certain fixed assets. The total interest costs incurred and the portions capitalized were $126.2 and $1.1 in 1993, $151.1 and $3.1 in 1992, and
$208.2 and $9.8 in 1991.

6. INCOME TAXES

In 1992 the Company adopted SFAS No. 109 which requires the use of the liability method of accounting for deferred income taxes. The cumulative effect as of January 1, 1992 of the change was a deferred tax expense of $40.0, or $.28 per share. The effect of the accounting change in 1992 was to increase net income by $3.1, or $.02 per share.

  Comparative analysis of the provisions for income taxes from continuing and discontinued operations and the loss on disposal of discontinued operations follows:

                                                           1993                1992                 1991
- ---------------------------------------------------------------------------------------------------------------------
CURRENT
Federal                                                 $  (28.7)              $   5.6              $   25.8
State and Local                                              (.3)                  5.9                   7.1
Foreign                                                     27.1                  47.3                  50.1
                                                        --------               -------              --------
                                                            (1.9)                 58.8                  83.0
                                                        --------               -------              --------
- ---------------------------------------------------------------------------------------------------------------------
DEFERRED
Federal                                                   (175.2)                (80.6)                 57.5
State and Local                                            (32.1)                 (8.2)                  8.1
Foreign                                                     (1.6)                  (.9)                 17.4
                                                        ---------             ---------             --------
                                                          (208.9)                (89.7)                 83.0
                                                        ---------             ---------             --------
- ---------------------------------------------------------------------------------------------------------------------
                                                        $ (210.8)             $  (30.9)             $  166.0
                                                        =========             =========             ========
- ---------------------------------------------------------------------------------------------------------------------

     The 1993 income tax benefit of $210.8 was comprised of $27.2 from continuing operations, $36.2 from losses of discontinued operations and $147.4 from loss on disposal of discontinued operations.

     The 1992 tax benefit of $30.9 consists of a tax expense of $14.2 from continuing operations and a tax benefit of $45.1 from discontinued operations. The tax expense related to continuing operations reflects write offs of intangibles and other assets with reduced tax basis in connection with certain businesses divested under the 1992 restructuring program.

     The 1991 tax expense of $166.0 includes $151.3 from continuing operations and $14.7 from discontinued operations.

      The deferred tax provisions in 1993, 1992 and 1991 include $(196.6), $(116.3), and $11.4, respectively, for the tax effects of costs and expenses related to the restructuring programs and the disposal of discontinued operations which are deductible for income tax purposes subsequent to their recognition for book purposes, when the assets are disposed of or expenditures incurred. The deferred tax provisions in 1993, 1992 and 1991 also reflect the tax effects of accelerated depreciation of $13.7, $11.7 and $15.5, respectively, and pension contributions with tax effects of $6.0, $6.2 and $10.4, respectively.

      Reconciliations of the differences between income taxes computed at Federal statutory tax rates and consolidated provisions for income taxes are as follows:

                                                             1993                    1992                        1991
- ----------------------------------------------------------------------------------------------------------------------
Income taxes computed at
  Federal statutory tax rate                               $ (280.0)                 $(52.8)                   $ 156.7
State tax provision, net of
   Federal benefits                                           (22.6)                   (2.2)                      10.0
Foreign tax differentials                                        .1                     1.7                        2.8
Capital loss benefit                                                                  (17.9)                     (11.7)
Restructuring programs                                          4.3                    40.0
Loss on disposal of discontinued
   operations                                                  81.3
Other -- net                                                    6.1                      .3                        8.2
- ----------------------------------------------------------------------------------------------------------------------
Provisions for income taxes                                $ (210.8)                 $(30.9)                   $ 166.0
                                                           =========                 =======                   =======
- ----------------------------------------------------------------------------------------------------------------------

  The domestic and foreign components of (loss) income before income taxes, extraordinary loss and cumulative effect of accounting changes are as follows:

                                                             1993                    1992                        1991
- ----------------------------------------------------------------------------------------------------------------------
Domestic                                                   $ (878.9)                $(195.3)                   $ 276.1
Foreign                                                        55.4                    39.8                      184.8
- ----------------------------------------------------------------------------------------------------------------------
                                                           $ (823.5)                $(155.5)                   $ 460.9
                                                           =========                ========                   =======
- ----------------------------------------------------------------------------------------------------------------------

                                                                    BORDEN, INC.

  The net current and non-current components of deferred income taxes recognized in the balance sheet at December 31, 1993 and 1992 follow:

                                                             1993                   1992
- -----------------------------------------------------------------------------------------
Net current assets                                         $  44.0                $  41.3
Net non-current asset (liabilities)                          178.3                  (66.8)
- ------------------------------------------------------------------------------------------
Net asset (liability)                                      $ 222.3                $ (25.5)
                                                           =======                =======
- ------------------------------------------------------------------------------------------

  The tax effects of the significant temporary differences which comprise the deferred tax assets and liabilities at December 31, 1993 and 1992 follow:

                                                             1993                   1992
- -----------------------------------------------------------------------------------------
ASSETS
Non-pension postemployment benefit
   obligations                                             $ 131.7                $ 118.4
Restructuring and other reserves                             140.1                  113.8
Divestiture reserve                                          147.4
Accrued expenses and other reserves                           50.8                   56.7
Foreign property, plant and equipment                         14.1                   12.8
Minimum pension liability                                     58.5                    1.9
Loss and credit carryforwards                                108.6                   42.9
Other                                                          7.3                   24.3
                                                           -------                -------
Gross deferred tax assets                                    658.5                  370.8
Valuation allowance                                          (58.7)                 (42.9)
                                                             -----                  -----
                                                             599.8                  327.9
LIABILITIES
Property, plant and equipment                                236.5                  212.5
Certain foreign intangibles                                   26.4                   23.9
Deferred gain on sale of partnership interest                 21.0                   20.5
Pension and health plan contributions                         26.5                   22.9
Prepaid expenses and deferred charges                         52.4                   50.8
Other                                                         14.7                   22.8
                                                             -----                  -----
Gross deferred tax liabilities                               377.5                  353.4
- -----------------------------------------------------------------------------------------
Net asset                                                  $ 222.3                $ (25.5)
                                                           =======                =======
- -----------------------------------------------------------------------------------------

  The net change in valuation allowances of $15.8 in 1993 and $42.9 in 1992 primarily relates to loss carryforwards of foreign operations which are not expected to be realized.

  The Internal Revenue Service is examining the Company's tax returns for the period 1989-1990 and has proposed adjustments to the utilization of certain capital losses that resulted in $46.0 of reduced income tax expense. Full disallowance of the contested items would result in a net charge to earnings of $52.0 including interest. The Company disagrees with the position of the Service, will contest the proposed adjustment and believes it has meritorious support for its position.

7. MINORITY INTEREST

In 1991 three wholly owned subsidiaries of the Company contributed $1,700.5 in assets to T.M.I. Associates, L.P., a Delaware limited partnership (the Partnership), in exchange for a 77.28% general partner interest in the Partnership. The contributed assets consisted of selected trademarks which are licensed to the Company pursuant to exclusive long-term license agreements, a long-term note guaranteed by the Company and cash. Additionally, an outside investor contributed $500.0 in cash to the Partnership in exchange for a 22.72% limited partner interest. The Partnership, whose purpose is to invest in and manage a portfolio of assets, is a separate and distinct legal entity from the Company. For financial reporting purposes the Partnership's assets, liabilities and earnings are consolidated with those of the Company, and the limited partner's interest in the Partnership is included in the Company's financial statements as minority interest.

8. PENSION AND RETIREMENT
   SAVINGS PLANS

For substantially all salaried employees, the Company's pension plans provide benefits generally based on compensation and credited service. For hourly employees, the plans provide benefits based on specified amounts per year of credited service.

  Following are the components of the net pension expense (credit) recognized by the Company:

                                                             1993                    1992                        1991
- ---------------------------------------------------------------------------------------------------------------------
Service cost -- benefits
   earned during the period                                $   13.4                 $  13.7                    $  13.1
Interest cost on the projected
   benefit obligation                                          45.6                    46.3                       47.4
Actual return on plan assets                                  (20.0)                  (18.9)                     (93.7)
Net amortization and deferral                                 (34.2)                  (42.6)                      33.5
- ----------------------------------------------------------------------------------------------------------------------
Net pension expense (credit)                               $    4.8                 $  (1.5)                   $    .3
                                                           ========                 =======                    =======
- ----------------------------------------------------------------------------------------------------------------------

        The weighted average rates used to determine net periodic pension expense were as follows:

                                                             1993                    1992                        1991
- ---------------------------------------------------------------------------------------------------------------------
Discount rate                                                   8.8%                    8.5%                       9.3%
Rate of increase in future
   compensation levels                                          5.4                     5.3                        5.9
Expected long-term rate of
   return on plan assets                                       10.2                    10.1                       10.9
- ----------------------------------------------------------------------------------------------------------------------

Most employees not covered by the Company's plans are covered by collectively bargained agreements which are generally effective for periods from one to five years. Under Federal pension law, there would be continuing liability to these pension trusts if the Company ceased all or most participation in any such trust, and under certain other specified conditions. Operations were charged $5.8, $7.0 and $7.6 in 1993, 1992 and 1991, respectively, for payments to pension trusts on behalf of employees not covered by the Company's plans.

   The funded status of the plans and amounts included in the Company's balance sheets at December 31, 1993 and 1992 were as follows:


                                       1993                          1992
                            --------------------------    --------------------------
                            Plan Assets    Accumulated    Plan Assets    Accumulated
                                 Exceed       Benefits         Exceed       Benefits
                            Accumulated         Exceed    Accumulated         Exceed
                               Benefits    Plan Assets       Benefits    Plan Assets
- ------------------------------------------------------------------------------------
 Plan assets at fair value      $ 134.3        $ 378.2        $ 509.7         $ 17.6
 Actuarial present
  value of:
    Vested benefit
    obligations                  (106.0)        (456.2)        (466.2)         (32.6)

    Accumulated
    benefit
    obligations                  (108.8)        (474.5)        (483.0)         (35.6)
                                -------        -------        -------         ------
    Projected benefit
    obligations                  (128.4)        (484.1)        (506.0)         (40.3)
                                -------        -------        -------         ------
Plan assets greater
  (less) than projected
  benefit obligation                5.9         (105.9)           3.7          (22.7)
Unrecognized prior
  service (benefit) cost           (1.6)          (7.5)         (13.3)           1.4
Unrecognized loss                  37.3          187.2          121.8            7.9
Unrecognized net
  transition (asset)
  obligation                       (0.5)         (15.5)         (19.1)           1.6
Minimum liability
  adjustment                                    (156.3)                         (8.0)
- ------------------------------------------------------------------------------------
Net pension
  asset (liability)              $ 41.1        $ (98.0)        $ 93.1         $(19.8)
                                 ======        =======         ======         ======
- ------------------------------------------------------------------------------------



     The weighted average discount rates and rates of increase in future compensation levels used in determining the projected benefit obligation were 7.6% and 4.5%, respectively, as of December 31, 1993, and 8.8% and 5.4%, respectively, as of December 31, 1992.

     Plan assets consist primarily of equity securities and corporate obligations, including Company common stock. At December 31, 1993 and 1992 the plans held 2,185,000 and 1,885,000 shares of Company common stock, respectively, with a market value of $37.1 and $54.0, on which dividends of $1.7 and $2.2 were received.

     In accordance with SFAS No. 87 the Company recorded an additional minimum pension liability for underfunded plans, representing the excess of accumulated benefits over plan assets and accrued pension costs, of $148.3 and $0.7 at December 31, 1993 and 1992, respectively. This liability, which had no effect on income, was offset by reducing intangible assets by $0.6 and $2.1 in 1993 and 1992 and reducing equity by $92.3 and $1.8, net of income taxes, in 1993 and 1992, respectively.

     Charges to operations for matching contributions under the Company's retirement savings plans in 1993, 1992 and 1991 amounted to $16.1, $20.6 and $21.6, respectively. Eligible salaried and hourly non-bargaining employees may contribute up to 5% of their pay (7% for certain longer service salaried employees), which is matched 100% by the Company. The 1993 expense was reduced as a result of the temporary suspension of the Company match in the fourth quarter.

9.   NON-PENSION POSTEMPLOYMENT BENEFITS

The Company provides certain health and life insurance benefits for eligible domestic retirees and their dependents. In 1992 the Company adopted SFAS No. 106 whereby the cost of postretirement benefits is accrued during employees' working careers. The Company elected to immediately recognize this obligation rather than amortize it over future periods. The cost of providing these benefits was previously recognized as a charge to income in the period the benefits were paid.

     The cumulative effect of the change as of January 1, 1992 was to decrease net income by $189.0, or $1.32 per share, after deferred tax benefit of $111.0. The effect of the accounting change in 1992 was to reduce net income by $11.2, or $.08 per share.

     Participants who are not eligible for Medicare are provided with the same medical benefits as active employees, while those who are eligible for Medicare are provided with supplemental benefits. The postretirement medical benefits are contributory for retirements after 1983; the postretirement life insurance benefit is noncontributory.

     In 1993 the Company amended the postretirement benefit plan for most employees primarily to reduce, and over several years eliminate, the Company subsidy of retiree medical benefits. This plan amendment reduced the accumulated postretirement benefit obligation by $74.8 million and is being amortized over future years.

                                                                    BORDON, INC.

     The components of net postretirement benefit expense for the year ended December 31, 1993 and 1992 follow:


                                                         1993        1992
- -------------------------------------------------------------------------
Service cost                                           $  4.9      $  7.3
Interest cost                                            22.6        23.8
Net amortization and deferral                            (5.6)
- -------------------------------------------------------------------------
Net postretirement benefit expense                     $ 21.9      $ 31.1
                                                       ======      ======
- -------------------------------------------------------------------------

     The status of the Company's unfunded postretirement benefit obligation at December 31, 1993 and 1992 follows:

                                                         1993        1992
- -------------------------------------------------------------------------
Actuarial present value of accumulated
  postretirement benefit obligation:
     Retirees                                         $(186.9)   $(193.6)
     Fully eligible active plan participants            (33.9)     (43.4)
     Other active plan participants                     (33.5)     (71.2)
- -------------------------------------------------------------------------
                                                       (254.3)    (308.2)
- -------------------------------------------------------------------------
  Unrecognized prior service benefit                    (73.0)      (4.3)
  Unrecognized loss (gain)                                1.6       (5.2)
- -------------------------------------------------------------------------
  Accrued postretirement benefit liability            $(325.7)   $(317.7)
                                                      =======    =======
- -------------------------------------------------------------------------

     The discount rate used in determining the accumulated postretirement benefit obligation at December 31, 1993 and 1992 was 7.5% and 8.5%, respectively.

     The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation at December 31, 1993 was 14.4% for 1994, gradually declining to 5.5% in 2009 and thereafter. The comparable assumptions for the prior year were 15.0% and 6.5%. A one-percentage point increase in the health care cost trend rate would increase the accumulated postretirement benefit obligation as of December 31, 1993 by $25.4 and the sum of the service and interest costs in 1993 by $4.5.

     The health and life insurance benefits expense for retired employees on a pay-as-you-go basis was $14.4 in 1991.

     The Company provides certain other postemployment benefits, primarily medical and life insurance benefits for long-term disabled employees, to qualified former or inactive employees. In 1993 the Company adopted, SFAS No. 112 effective January 1, 1993. The standard requires that the cost of benefits provided to former or inactive employees after employment, but before retirement, be accrued when it is probable that a benefit will be provided. The cost of providing these benefits was previously recognized as a charge to income in the period the benefits were paid. The amounts of such charges were not significant in the prior years.

     The cumulative effect of the change as of January 1, 1993 was to decrease net income by $18.0, or $.13 per share, after deferred tax benefit of $11.0. The current year effect of the change was not significant.

10.  SHAREHOLDERS' EQUITY

The Company has authorized 10,000,000 shares of no-par preferred series B stock. At December 31, 1993 and 1992 6,989 and 7,324 shares, respectively were issued and outstanding. Each share of the preferred series B stock has an involuntary liquidating value of $28.88, bears an annual cumulative dividend of $1.32, is convertible into 6.6 common shares, and is redeemable at the Company's option at $39. At December 31, 1993 46,128 common shares were reserved for conversion of preferred series B stock.

     Under a Preferred Share Purchase Rights Plan, each outstanding share of common stock has one preferred stock purchase right (Right) which entitles shareholders to purchase, under certain circumstances, one-hundredth of a share of Series C Junior Participating Preferred Stock at an exercise price of $175, subject to adjustment. The Rights may only be exercised if a person or group acquires 20% or more of the Company's common stock, or announces a tender or exchange offer for 20% or more of the common stock. In the event of certain business combinations, each holder of a Right may be entitled to purchase, at the exercise price, that number of shares of common stock of the acquiring company, which would have a market value of two times the exercise price of the Right.

     Following is an analysis of common shares reserved for stock options under the Company's 1974 and 1984 Stock Option Plans as Amended:


                                             SHARES              PRICE RANGE
- ---------------------------------------------------------------------------------
AT DECEMBER 31, 1990                      3,659,859             $ 4.23-36.06
Grants                                      898,650                    32.06
Exercises                                  (226,155)              4.78-36.06
Expirations and cancellations               (35,890)              8.22-36.06
- ---------------------------------------------------------------------------------
AT DECEMBER 31, 1991                      4,296,464             $ 4.78-36.06
Grants                                      603,325              27.31-33.38
Exercises                                  (133,636)              4.78-31.56
Expirations and cancellations              (257,050)             26.81-36.06
- ---------------------------------------------------------------------------------
AT DECEMBER 31, 1992                      4,509,103             $ 8.22-36.06
Grants                                      263,350                    27.56
Exercises                                   (30,970)              9.62-27.85
Expirations and cancellations              (545,375)             17.75-36.06
- ---------------------------------------------------------------------------------
AT DECEMBER 31, 1993                      4,196,108             $ 9.62-36.06
                                          =========             ============
- ---------------------------------------------------------------------------------

     At December 31, 1993 3,960,758 options were exercisable. The Company's 1984 Stock Option Plan as Amended expired in April 1993 and no further options were granted thereafter.

     The Board of Directors has approved the Company's 1994 Stock Option Plan subject to shareholder approval at the annual meeting. Subject to shareholder approval, 280,000 options and 30,000 restricted stock awards were granted in 1993 under the Plan.

11. FOREIGN AFFILIATES

Realized and unrealized net foreign exchange losses aggregating $38.1, $22.8 and $11.6 were charged against net income in 1993, 1992 and 1991, respectively.

     At December 31, 1993 and 1992 the Company had foreign currency contracts and swaps aggregating $285.4 and $531.9, respectively, which expire within three years. The aggregate fair value of these financial instruments at December 31, 1993 and 1992 was $45.5 and $55.0, which represents a gain in the value of these contracts. These gains offset an equal amount of deferred foreign currency translation losses at year end.

12. OPERATIONS BY INDUSTRY SEGMENT

Information about the Company's industry and geographic segments is provided on pages 24-26 and is an integral part of the consolidated financial statements.

13. SUPPLEMENTAL INFORMATION

                                            1993          1992           1991
- -----------------------------------------------------------------------------
Maintenance and repairs                   $133.6        $134.4         $134.1
Depreciation and amortization
   (including amortization of $39.2,
  $47.1 and $48.1, respectively)           224.0         227.6          216.9
Advertising and promotions
  (including promotions of $531.9,
  $519.6 and $468.0, respectively)         735.5         698.0          603.3
Research and development                    31.9          30.8           30.3
Rent                                        81.3          82.3           86.2
- -----------------------------------------------------------------------------

14. COMMITMENTS

A wholly owned subsidiary as general partner of Borden Chemicals and Plastics Limited Partnership (BCP) has certain fiduciary responsibilities to BCP's unitholders. The Company believes that such responsibilities will not have a material adverse effect on its financial condition.

15. QUARTERLY FINANCIAL DATA (UNAUDITED)

- -------------------------------------------------------------------------------------
1993 Quarters*                  First        Second            Third           Fourth**
- -------------------------------------------------------------------------------------
Net sales                    $1,297.6      $1,352.5         $1,386.4         $1,469.8
- -------------------------------------------------------------------------------------
Gross profit                    351.1         355.1            363.5            358.0
- -------------------------------------------------------------------------------------
Income from continuing
  operations                     43.7          30.5              8.5           (139.6)
- -------------------------------------------------------------------------------------
Discontinued operations:
  Loss from operations          (16.5)        (12.0)           (17.9)           (19.4)
  Loss on disposal                                                             (490.0)
- -------------------------------------------------------------------------------------
Net income (loss)                 9.2          18.5             (9.4)          (649.0)
- -------------------------------------------------------------------------------------
Per share of common stock:
Income from continuing
  operations                      .31           .22              .06             (.99)
Discontinued operations:
  Loss from operations           (.11)         (.09)            (.13)            (.14)
  Loss on disposal                                                              (3.47)
Net income (loss)                 .07           .13             (.07)           (4.60)
Dividends                       0.300         0.300            0.150            0.150
Market price range:
  Low                          24 1/8        17 5/8           14 3/4           14 3/8
  High                         29 1/8            27           19 5/8           19 5/8
- -------------------------------------------------------------------------------------

- -------------------------------------------------------------------------------------
1992 Quarters*                  First        Second            Third           Fourth
- -------------------------------------------------------------------------------------
Net sales                    $1,397.8      $1,439.3         $1,531.8         $1,502.8
- -------------------------------------------------------------------------------------
Gross profit                    369.1         389.9            395.3            415.5
- -------------------------------------------------------------------------------------
Income from continuing
  operations                     62.5          78.3           (214.1)            34.6
- -------------------------------------------------------------------------------------
Discontinued operations:
  Loss from operations           (4.0)          1.0            (70.9)           (12.0)
- -------------------------------------------------------------------------------------
Net income (loss)              (181.3)         79.3           (285.0)            22.6
- -------------------------------------------------------------------------------------
Per share of common stock:
Income from continuing
  operations                      .42           .54            (1.52)             .24
Discontinued operations:
  Loss from operations           (.03)          .01             (.50)            (.08)
Net income (loss)               (1.23)          .55            (2.02)             .16
Dividends                       0.285         0.300            0.300            0.300
Market price range:
  Low                          31 3/8        29 1/2           26 1/4           26 1/4
  High                         34 7/8        34 3/4           31 1/8           29 1/2
- -------------------------------------------------------------------------------------

 *  Quarterly 1993 income before restatement was $32.4, or $.23 per share, in the first quarter, $27.7, or $.20 per share, in the second quarter, and $0.2, or $.00 per share, in the third quarter.
    Quarterly 1992 income before restatement was ($170.5), or ($1.15) per share, in the first quarter, $79.3, or $.55 per share, in the second quarter, ($376.8), or ($2.68) per share, in the third quarter and $28.4, or $.20 per share, in the fourth quarter.

**  Fourth quarter 1993 results include a pretax gain of $14.8, $11.1 after tax, on the sale of a European packaging operation.


     The 1993 and 1992 quarterly earnings per share amounts do not add to the annual amounts as a result of differences in average shares outstanding between the quarterly and annual calculations. Quarterly results have been restated to reflect discontinued operations and the effect of accounting changes.

                                                                    BORDEN, INC.


REPORT OF MANAGEMENT

The management of Borden, Inc. is responsible for the preparation of all information, including the financial statements and related notes, included in this Annual Report to Shareholders. The financial statements have been prepared in conformity with generally accepted accounting principles appropriate in the circumstances, and include amounts based on the best judgment of management. Financial information included elsewhere in this Annual Report is consistent with these financial statements.

     In recognition of its responsibility for the integrity and objectivity of data in the financial statements, management maintains a system of internal accounting controls. This system includes an organizational structure with clearly defined lines of responsibility and delegation of authority. To assure the effective administration of internal controls, employees are carefully selected and trained, written policies and procedures are developed and disseminated, and appropriate communication channels are provided to foster an environment conducive to the effective functioning of controls.

     The system is supported by an internal auditing function that operates worldwide and reports its findings to management throughout the year. The Company's independent accountants are engaged to express an opinion on the year-end financial statements. They objectively and independently review the performance of management in carrying out its responsibility for reporting operating results and financial condition. With the coordinated support of the internal auditors, they review and test the system of internal accounting controls and the data contained in the financial statements.

     The Audit Committee of the Board of Directors, composed solely of outside directors, meets regularly with independent accountants, management and internal auditors to review the work performed and to ensure that each is properly discharging its responsibilities. The independent accountants and the internal auditors independently have full and free access to the Committee, without the presence of management, to discuss the results of their examinations, the adequacy of internal accounting controls and the quality of financial reporting.

E. R. Shames                         G. P. Morris
President and                        Vice President and
Chief Executive Officer              Chief Strategic Officer


REPORT OF INDEPENDENT
ACCOUNTANTS


Price Waterhouse
The Huntington Center
41 South High Street
Columbus, OH 43215


March 20, 1994

Board of Directors and
Shareholders of Borden, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and of cash flows present fairly in all material respects, the financial position of Borden, Inc. and its subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     The 1992 consolidated financial statements have been revised as described in Note 3. Further, as discussed in Note 9 to the consolidated financial statements, in 1993 the Company changed its method of accounting for postemployment benefits to conform with Statement of Financial Accounting Standards No. 112.

                                                                    BORDEN, INC.

FIVE YEAR SELECTED FINANCIAL DATA
(All dollar and share amounts in millions--except per share data)

                           For the Years                      1993              1992            1991          1990            1989
- ----------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF EARNINGS
Net sales . . . . . . . . . . . . . . . . . . . . .     $  5,506.3        $  5,871.7      $  5,924.1    $  6,272.6      $  6,391.5
Net (loss) income . . . . . . . . . . . . . . . . .         (630.7)           (364.4)          294.9         319.6           (16.6)
Percent of net income to sales  . . . . . . . . . .              *                 *             5.0%          5.1%              *
- ----------------------------------------------------------------------------------------------------------------------------------
Net (loss) income per common share  . . . . . . . .     $    (4.47)       $    (2.54)     $     2.00    $     2.16      $    (0.11)
- ----------------------------------------------------------------------------------------------------------------------------------
Dividends:
  Common share  . . . . . . . . . . . . . . . . . .     $     0.90        $    1.185      $     1.12    $    1.035      $     0.90
  Preferred series B share  . . . . . . . . . . . .           1.32              1.32            1.32          1.32            1.32
- ----------------------------------------------------------------------------------------------------------------------------------
Average number of common shares
  outstanding during the year   . . . . . . . . . .          141.0             143.4           147.6         147.9           148.2
- ----------------------------------------------------------------------------------------------------------------------------------
FINANCIAL STATISTICS
Capital expenditures  . . . . . . . . . . . . . . .     $    177.0        $    286.2      $    376.0    $    331.1      $    244.0
Inventories . . . . . . . . . . . . . . . . . . . .          490.4             641.1           655.4         665.5           664.0
Property, plant and equipment, net  . . . . . . . .        1,336.7           1,788.1         1,903.7       1,706.8         1,441.5
Depreciation and amortization . . . . . . . . . . .          224.0             227.6           216.9         197.3           186.0
Total assets  . . . . . . . . . . . . . . . . . . .        3,871.7           5,246.0         5,461.3       5,284.3         4,824.9
Current assets  . . . . . . . . . . . . . . . . . .        1,290.2           1,927.5         1,921.2       2,026.1         2,011.4
Current liabilities . . . . . . . . . . . . . . . .        1,371.5           1,807.8         1,413.7       1,847.0         1,466.4
Working capital . . . . . . . . . . . . . . . . . .          (81.3)            119.7           507.5         179.1           545.0
Current ratio . . . . . . . . . . . . . . . . . . .          0.9:1             1.1:1           1.4:1         1.1:1           1.4:1
Long-term debt  . . . . . . . . . . . . . . . . . .     $  1,240.8        $  1,329.9      $  1,345.8    $  1,339.8      $  1,440.6
Total debt to adjusted total capitalization . . . .             69%               55%             41%           53%             51%
Shareholders' equity  . . . . . . . . . . . . . . .     $    245.9        $  1,126.3      $  1,974.5    $  1,841.6      $  1,689.4
Liquidating value of preferred stock  . . . . . . .            (.2)              (.2)            (.2)          (.2)            (.2)
Equity per common share at year end . . . . . . . .           1.74              8.01           13.39         12.50           11.41
Return on average shareholders' equity  . . . . . .              *                 *            15.6%         18.3%              *
- ----------------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' DATA
Outstanding common shares at year end . . . . . . .          141.4             140.6           147.5         147.3           148.0
- ----------------------------------------------------------------------------------------------------------------------------------
Market price of common stock:
  At year end   . . . . . . . . . . . . . . . . . .     $       17        $   28 5/8      $   32 5/8    $   29 7/8      $   34 3/8
  Range during year   . . . . . . . . . . . . . . .  29 1/8-14 3/8     34 7/8-26 1/4   38 3/4-27 1/2     37 7/8-27   38 5/8-27 3/4
- ----------------------------------------------------------------------------------------------------------------------------------
Number of common shareholders . . . . . . . . . . .         40,927            38,953          39,234        39,010          39,098
- ----------------------------------------------------------------------------------------------------------------------------------
EMPLOYEE DATA
Payroll . . . . . . . . . . . . . . . . . . . . . .     $  1,116.4        $  1,123.8      $  1,133.6    $  1,135.5      $  1,070.2
Average number of employees . . . . . . . . . . . .         39,500            41,900          44,400        46,300          46,500
- ----------------------------------------------------------------------------------------------------------------------------------

Results for 1989 and 1990 have been restated to consistently present marketing expenses.

*Not meaningful because of net loss.




44